UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2025

Leslie Marlow
Partner
Blank Rome LLP
1271 Avenue of the Americas
New York, New York 10020

Re: Anebulo Pharmaceuticals, Inc.
Schedule TO-I filed December 22, 2025
Schedule 13E-3 filed December 22, 2025
SEC File No. 5-92545

Dear Leslie Marlow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I and Schedule 13E-3 filed December 22, 2025

Purpose and Reasons for the Offer and the Transaction, page 10

1. State the reasons for the timing of the going private transaction, taking into account that many of the conditions it is intended to address (costs of being a reporting company, lack of liquidity) have existed for some time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.
2. Explain in further detail the reasons for the transaction structure, including all of the alternative transaction structures considered (besides the reverse stock split which the company abandoned earlier this year). See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A. Your discussion should address the concern you express that the tender offer may not have the desired effect of allowing the company to remain deregistered.

Background of the Transaction, page 12

3. Refer to page 14, third full paragraph. Clarify whether the "certain of the Company's stockholders with significant stock holdings" with whom it discussed going private include Messrs. Lawler and English, who together own 80% of the company.

4. Where you reference the valuation analyses and materials produced by Houlihan in connection with the fairness analysis it performed in the summer of 2025 in connection with the proposed reverse stock split, revise to note how shareholders can access those materials as exhibits to your prior filings.

5. Refer to page 16 in this section, second to last paragraph. You state that in July 2025 after filing a preliminary proxy statement in connection with a contemplated reverse stock split/going private transaction, the company received "inbound interest from potential financial and strategic partners." Expand the Background to identify the parties referenced and explain each contact with such party concerning a potential alternate transaction. Include pricing terms where applicable. In each case, explain why such alternate transaction was not pursued. We note that on page 18, you refer to "the potential buyers with whom the Company had been engaging," but there is no discussion of those contacts and why they ceased, did not result in a transaction or were not pursued.

Reservation of Rights, page 21

6. Reserving the right to terminate the offer at will in the discretion of the Board raises concerns that this offer is illusory in contravention of Regulation 14E of the Exchange Act. While the company may condition the offer on any number of objective criteria as outlined in the Conditions section of the Offer to Purchase, it may not reserve the right to terminate at will outside those expressed offer conditions. Please revise.

Conditions of the Offer, page 44

7. Refer to the fifth bulleted offer condition, which refers to events that have occurred or have been threatened and that may affect the company "or any of our subsidiaries or affiliates." Revise to identify the relevant subsidiaries and affiliates to which this offer condition applies, or consider narrowing its scope.

8. Refer to the last paragraph of this section on page 46. If an offer condition is "triggered" the bidder must promptly notify target security holders whether it will waive the offer condition or assert it to terminate the offer. Stating that the bidder may waive a condition "at any time and from time to time" or that bidder may fail to exercise its right to assert a condition without being deemed to waive it is inconsistent with bidder's obligation. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions